# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elicio Therapeutics, Inc., CIK 0001601485
CUSIP: 28657F103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 451 D Street, 5th Floor, Suite 501, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 06/03/2025
Filed by CIK 0001977769
Persons authorized to receive notices and communications: GKCC, Incl, 501 Silverside Road, Suite 87AVA, Wilmington, Delaware (DE), 19809, (302) 992-8882

## Reporting persons
- GKCC, LLC (CIK 0001977769): type of reporting person: partnership (PN); sole voting power 0; shared voting power 9,752,139; sole dispositive power 0; shared dispositive power 9,752,139; aggregate amount beneficially owned 9,752,139 (48% of the class)
  Comment: Includes (a) 5,416,212 shares of Common Stock held directly by GKCC, LLC ("GKCC"), (b) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days, and (c) 1,703,225 shares of Common Stock underlying Common Warrants exercisable within 60 days. The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares.
  
  Percentage ownership is based on (a) 15,996,976 shares of Common Stock of the Issuer outstanding as of May 9, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 13, 2025, (b) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days and (d) 1,703,225 shares of Common Stock underlying Common Warrants exercisable within 60 days.
- Yekaterina Chudnovsky (CIK 0001979324): type of reporting person: individual (IN); sole voting power 9,764,864; shared voting power 0; sole dispositive power 9,764,864; shared dispositive power 0; aggregate amount beneficially owned 9,764,864 (48% of the class)
  Comment: Consists of (a) 12,725 shares of the common stock, par value $0.01 per share ("Common Stock") of Elicio Therapeutics, Inc. (the "Issuer"), (b) 5,416,212 shares of Common Stock held directly by GKCC, LLC ("GKCC"), (c) 2,632,702 shares of Common Stock underlying pre-funded warrants ("Pre-Funded Warrants") exercisable within 60 days, and (d) 1,703,225 shares of Common Stock underlying common warrants ("Common Warrants") exercisable within 60 days.
  
  Percentage ownership is based on (a) 15,996,976 shares of Common Stock of the Issuer outstanding as of May 9, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 13, 2025, (b) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days and (c) 1,703,225 shares of Common Stock underlying Common Warrants exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Elicio Therapeutics, Inc.
Address of issuer's principal executive offices: 451 D Street, 5th Floor, Suite 501, Boston, Massachusetts (MA), 02210
Comment: This Amendment No. 6 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 14, 2023 (as amended to date, the "Original Statement"), which relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Elicio Therapeutics, Inc. (the "Issuer"). Except as otherwise described herein, the information contained in the Original Statement remains in effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On June 3, 2025, the Issuer issued to GKCC warrants to purchase up to 103,225 shares of the Issuer's Common Stock (the "2025 Warrants" and together with the ) with an exercise price of $7.75. The 2025 Warrants are exercisable at any time after June 3, 2025 and expire on June 3, 2030. GKCC will not have the right to exercise any portion of the 2025 Warrants if GKCC would beneficially own in excess of 49.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. The 2025 Warrants were issued in connection with a note purchase agreement, dated as of June 3, 2025, by and between the Issuer and GKCC pursuant to which the Issuer issued to GKCC a Senior Secured Promissory Note due June 3, 2028 in the principal amount of $10.0 million.

The foregoing summary of certain terms of the 2025 Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

(a, b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, Ms. Chudnovsky may be deemed to beneficially own, in the aggregate, 9,764,864shares of Common Stock, which represents approximately 48.0% of the shares of Common Stock outstanding.

Ms. Chudnovsky's beneficial ownership consists of (i) 12,725 shares of Common Stock held directly by Ms. Chudnovsky, (ii) 5,416,212 shares of Common Stock held directly by GKCC, LLC, (iii) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days, and (iv) 1,703,225 shares of Common Stock underlying Common Warrants exercisable within 60 days.

The foregoing beneficial ownership percentages are based upon (i) a total of 15,996,976 shares of Common Stock of the Issuer outstanding as of May 9, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the SEC on May 13, 2025, (ii) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days and (iii) 1,703,225 shares of Common Stock underlying Common Warrants exercisable within 60 days.

(c) The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form of Warrant (incorporated by reference to Exhibit 4.2 to Elicio Therapeutics, Inc.'s Form 8-K filed on June 4, 2025).

## Signatures
- GKCC, LLC: /s/ Yekaterina Chudnovsky, Yekaterina Chudnovsky, Manager (06/04/2025)
- GKCC, LLC: /s/ Yekaterina Chudnovsky, Yekaterina Chudnovsky (06/04/2025)